                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                             CREATIVE COMPUTER, INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.001 Per Share
                         (Title of Class of Securities)

                                    22527E107
                                 (CUSIP Number)

                             Stephen M. Davis, Esq.
                               Werbel & Carnelutti
                           A Professional Corporation

           711 Fifth Avenue, New York, New York 10022, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 12, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 1 TO SCHEDULE 13D

- -------------------                               -----------------
CUSIP No. 22527E107                               Page 2 of 12 Pages
- -------------------                               ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     The SC Fundamental Value Fund, L.P.
- -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                       (b)  [ ]
- -----------------------------------------------------------------------------
3  SEC USE ONLY
- -----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
- -----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
- -----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- -----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
- -----------------------------------------------------------------------------
8  SHARED VOTING POWER
          480,550
- -----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
- -----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          480,550
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          480,550
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.92%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                        AMENDMENT NO. 1 TO SCHEDULE 13D

- -------------------                     -----------------
CUSIP No. 22527E107                     Page 3 of 12 Pages
- -------------------                     -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     SC Fundamental Value BVI, Inc.
- -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                       (b)  [ ]
- -----------------------------------------------------------------------------
3  SEC USE ONLY
- -----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/00
- -----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
- -----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- ------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- ------------------------------------------------------------------------------
7  SOLE VOTING POWER
     0
- -----------------------------------------------------------------------------
8  SHARED VOTING POWER
          215,875
- -----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     0
- -----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          215,875
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          215,875
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                    [ ]
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.21%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                        AMENDMENT NO. 1 TO SCHEDULE 13D

- -------------------                     -----------------
CUSIP No. 22527E107                     Page 4 of 12 Pages
- -------------------                     -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     SC Fundamental Inc.
- -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                            (b)  [ ]
- ------------------------------------------------------------------------------
3  SEC USE ONLY
- -----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
- -----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]
- -----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- -----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
- -----------------------------------------------------------------------------
8  SHARED VOTING POWER
     480,550
- -----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
- -----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     480,550
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     480,550
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                    [ ]
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.92%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                        AMENDMENT NO. 1 TO SCHEDULE 13D

- -------------------                          -----------------
CUSIP No. 22527E107                          Page 5 of 12 Pages
- -------------------                          -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Gary N. Siegler
- -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                            (b)  [ ]
- -----------------------------------------------------------------------------
3  SEC USE ONLY
- -----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
- -----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
- -----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
- -----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
- -----------------------------------------------------------------------------
8  SHARED VOTING POWER
     696,425
- -----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
- -----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     696,425
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     696,425
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                    [ ]
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.13%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                        AMENDMENT NO. 1 TO SCHEDULE 13D

- -------------------                          -----------------
CUSIP No. 22527E107                          Page 6 of 12 Pages
- -------------------                          -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Peter M. Collery
- -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                            (b)  [ ]
- -----------------------------------------------------------------------------
3  SEC USE ONLY
- -----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
- -----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
- -----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
- -----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
- -----------------------------------------------------------------------------
8  SHARED VOTING POWER
     696,425
- -----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
- -----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     696,425
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     696,425
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                    [ ]
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.13%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                             Page 7 of 12 Pages

                        AMENDMENT NO. 1 TO SCHEDULE 13D


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on September 20, 1996, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares that were reported to be outstanding by the Issuer).

                                             Page 8 of 12 Pages

==============================================================================

    Name            Shares of Common Stock             Percentage
- -----------------------------------------------------------------------------
SC Fundamental Inc.(1)         480,550                     4.92%
- -----------------------------------------------------------------------------
The SC Fundamental
Value Fund, L.P.              480,550                      4.92%
- -----------------------------------------------------------------------------
SC Fundamental Value
BVI, Inc.                     215,875                      2.21%
- -----------------------------------------------------------------------------
Gary N. Siegler               696,425                      7.13%
- -----------------------------------------------------------------------------
Peter M. Collery              696,425                      7,13%
==============================================================================

(c)The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past sixty days. Unless marked with an *, each of the transactions set forth below reflects a purchase effected on the Nasdaq Stock Market.


                                       BVI, Inc.
              Price Per                on behalf
Trade Date    Share ($)      Fund      of BVI Ltd.    Siegler    Collery
- ------------------------------------------------------------------------------
5/31/96         9.875        2,000         1,000         0          0
- ------------------------------------------------------------------------------
6/5/96         10.375        150*          50*           0          0
- -----------------------------------------------------------------------------
6/6/96          9.270        34,000*       15,400*       0          0
- -----------------------------------------------------------------------------
6/10/96         8.760        16,700*        7,500*       0          0
- ----------------------------------------------------------------------------
6/13/96         8.250        11,100         5,100*       0          0
- -----------------------------------------------------------------------------
6/28/96         8.125         350           150       0          0
- -----------------------------------------------------------------------------
7/18/96         5.525         17,200        7,800        0          0
- -----------------------------------------------------------------------------
7/18/96         5.625        700            300       0          0

                                       Page 9 of 12 Pages

7/18/96         6.0         3,100          1,400         0          0
- ------------------------------------------------------------------------------
7/31/96         5.7          1,300         700        0          0
- -----------------------------------------------------------------------------
7/31/96         5.750         2,000        1,000         0          0
- -----------------------------------------------------------------------------
8/2/96        5.875             600        300        0          0
- -----------------------------------------------------------------------------
8/2/96      6.139         6,200            2,800      0          0
- -----------------------------------------------------------------------------
8/2/96      6.738          6,900           3,100         0          0
- -----------------------------------------------------------------------------
8/7/96      6.125          6,900           3,100      0          0
- -----------------------------------------------------------------------------
8/20/96         7.175        700           300        0          0
- -----------------------------------------------------------------------------
8/21/96         7.750         700          300        0          0
- -----------------------------------------------------------------------------
8/22/96         8.375         3,400         1,600        0          0
- -----------------------------------------------------------------------------
8/22/96         8.016        27,600*        12,400*      0          0
- -----------------------------------------------------------------------------
8/22/96         8.017        20,000*        9,000*       0          0
- -----------------------------------------------------------------------------
8/30/96         8.375         350           150       0          0
- -----------------------------------------------------------------------------
9/12/96         8.313        33,800*        15,200*      0          0
- -----------------------------------------------------------------------------
9/13/96         8.375        48,300*       21,700*       0          0
- -----------------------------------------------------------------------------
9/16/96         9.1250        6,900         3,100        0          0
- -----------------------------------------------------------------------------
                                       Page 10 of 12 Pages

9/18/96         9.125         3,400*       1,600*        0          0
- -----------------------------------------------------------------------------
9/19/96         9.125        23,200*       11,800*       0          0
- -----------------------------------------------------------------------------
9/19/96         9.125        18,300*        4,700*       0          0
- -----------------------------------------------------------------------------
9/20/96         9.829         9,300*        4,200*       0          0
- -----------------------------------------------------------------------------
9/20/96         10.000       6,900*         3,100*       0          0
- -----------------------------------------------------------------------------

- ------------

                                              Page 11 of 12 Pages


       (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which Reporting Persons may be deemed to own beneficially.

       (e)    Not applicable.

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 1996


SC FUNDAMENTAL INC.


  By:  /s/ Peter M. Collery
- ---------------------------------
Peter M. Collery
Vice President

THE SC FUNDAMENTAL VALUE FUND, L.P.

  By:  SC FUNDAMENTAL INC.


  By:  /s/ Peter M. Collery
- ----------------------------------
Peter M. Collery
Vice President*

SC FUNDAMENTAL VALUE BVI, INC.


  By:  /s/ Peter M. Collery
- ----------------------------------
Peter M. Collery
Vice President*


/s/ Gary N. Siegler
- ---------------------------------
Gary N. Siegler*


/s/ Peter M. Collery
- ---------------------------------
Peter M. Collery*

81634